UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: February 28, 2009
SCHEDULE 13D	Estimated average burden hours per response. . 14.5

Under the Securities Exchange Act of 1934
(Amendment No.     )*

ICO Global Communications (Holdings) Limited

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

44930K108

(CUSIP Number)

Marcus J. Williams

Davis Wright Tremaine LLP

1201 Third Avenue, Suite 2200

Seattle, WA 98101

(206) 757-8170

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 14, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Eagle River, Inc. [91-6364040]

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization State of Washington

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 158,086

	8.	Shared Voting Power 68,056,037 (1)

	9.	Sole Dispositive Power 158,086

	10.	Shared Dispositive Power 68,056,037 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 68,214,123 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 35.8% (2)

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 44930K108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Eagle River Investments, LLC [91-1658284]

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization State of Washington

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 68,056,037 (3)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 68,056,037 (3)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 68,056,037 (3)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 35.7% (4)

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 44930K108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Eagle River Satellite Holdings, LLC [33-1146613]

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization State of Washington

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 68,056,037 (5)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 68,056,037 (5)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 68,056,037 (5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 35.7% (6)

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 44930K108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Craig O. McCaw

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 45,000(7)

	8.	Shared Voting Power 68,214,123 (8)

	9.	Sole Dispositive Power 45,000(7)

	10.	Shared Dispositive Power 68,214,123 (8)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 68,259,123 (7) (8)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 35.8% (9)

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

Title of Securities:	Class A Common Shares
Name of Issuer:	ICO Global Communications (Holdings) Limited (the “Issuer”)
Address of Issuer:	Plaza America Tower I, 11700 Plaza America Drive, Suite 1010 Reston, Virginia 20190

Item 2.	Identity and Background

(a), (b), (c)              The persons filing this statement are:

(1)           Eagle River, Inc., is a corporation formed under the laws of the State of Washington (“ERI”). ERI is the direct owner of a portion of the securities of the Issuer which are the subject of this statement. The principal business of ERI is to build equity value for its sole shareholder by acquiring, investing, holding and disposing of securities, venture opportunities and other investments. The address for ERI’s principal business and principal office is 2300 Carillon Point, Kirkland, Washington 98033.

(2)           Eagle River Investments, LLC, is a limited liability company formed under the laws of the State of Washington (“ERIL”). ERI is a member of ERIL. The principal business of ERIL is to build equity value for its members by acquiring, investing, holding, dealing and disposing of securities, venture opportunities and other investments. The address for ERIL’s principal business and principal office is 2300 Carillon Point, Kirkland, Washington 98033.

(3)           Eagle River Satellite Holdings, LLC, is a limited liability company formed under the laws of the State of Washington (“ERSH”). ERIL is the sole member of ERSH. ERSH is the direct owner of a portion of the securities of the Issuer which are the subject of this statement. The principal business of ERSH is to build equity value for its members by acquiring, investing, holding and disposing of securities of the Issuer. The address for ERSH’s principal business and principal office is 2300 Carillon Point, Kirkland, Washington 98033.

(4)           Craig O. McCaw, an individual (“Mr. McCaw”), is the sole shareholder of ERI and the controlling member and sole manager of ERIL. Mr. McCaw is the direct owner of a portion of the securities of the Issuer which are the subject of this statement. Mr. McCaw serves as a director of the Issuer. Mr. McCaw’s business address is 2300 Carillon Point, Kirkland, Washington 98033.

(d)           Not Applicable.

(e)           Not Applicable.

(f)            Mr. McCaw is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

The securities acquired by ERI were acquired at various times pursuant to an advisory services agreement between the Issuer and ERI.

The securities acquired by ERSH were acquired using the working capital of ERSH’s sole member ERIL, pursuant to private purchase agreements prior to the Issuer’s becoming subject to the Securities Exchange Act of 1934, as amended. Such securities were subsequently transferred to ERSH on July 24, 2006.

Item 4.	Purpose of Transaction

None of the reporting persons is a party to any plan or proposal which relates to, or could result in, any of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

This section describes the aggregate amount of securities held collectively by the reporting persons based on information made available by the Issuer in its Definitive Proxy Statement on Schedule 14A filed on April 30, 2007. The reporting persons disclaim beneficial ownership of securities held by other reporting persons except to the extent of any pecuniary interest therein.

(a)           The aggregate number of shares of the Issuer’s Class A Common Stock beneficially owned by each reporting person covered by this statement is as follows:

Name	Number of Shares		Percentage
Eagle River, Inc.	68,214,123	(1)	35.8	%(2)
Eagle River Investments, LLC	68,056,037	(3)	35.7	%(4)
Eagle River Satellite Holdings, LLC	68,056,037	(5)	35.7	%(6)
Craig O. McCaw	68,259,123	(7),(8)	35.8	%(9)

(b)

(1)           Number of shares as to which ERI has:

(i)            Sole power to vote or to direct the vote: 158,086

(ii)           Shared power to vote or to direct the vote: 68,056,037 (1)

(iii)          Sole power to dispose or to direct the disposition of: 158,086

(iv)          Shared power to dispose or to direct the disposition of: 68,056,037 (1)

(2) Number of shares as to which ERIL has:

(i)            Sole power to vote or to direct the vote: 0

(ii)           Shared power to vote or to direct the vote: 68,056,037 (3)

(iii)          Sole power to dispose or to direct the disposition of: 0

(iv)          Shared power to dispose or to direct the disposition of: 68,056,037 (3)

(3) Number of shares as to which ERSH has:

(i)            Sole power to vote or to direct the vote: 68,056,037 (5)

(ii)           Shared power to vote or to direct the vote: 0

(iii)          Sole power to dispose or to direct the disposition of: 68,056,037 (5)

(iv)          Shared power to dispose or to direct the disposition of: 0

(4) Number of shares as to which Mr. McCaw has:

(i)            Sole power to vote or to direct the vote: 45,000 (7)

(ii)           Shared power to vote or to direct the vote: 68,214,123 (8)

(iii)          Sole power to dispose or to direct the disposition of: 45,000 (7)

(iv)          Shared power to dispose or to direct the disposition of: 68,214,123 (7)(8)

(c)           Securities transactions effected by any of the reporting persons during the past 60 days:

ERI acquired 30,048 shares of Class A common stock on March 2, 2007, and 30,487 shares on June 4, 2007, in each case pursuant to an Advisory Services Agreement between the Issuer and ERI.

ERSH made a charitable gift of 1,180,000 shares of Class A common stock (through conversion of 1,180,000 shares of Class B common stock) on May 3, 2007.

(d)           Other persons with the right to receive or the power to direct dividends or proceeds from the securities: None

(e)           The date on which the reporting persons ceased to be the beneficial owner of more then 5% of the class of securities: Not applicable.

Note (1): Securities attributed to reporting person include 20,696,037 shares of Class A common stock held by ERSH, an aggregate of 44,360,000 shares of Class A common stock that ERSH has a right to acquire pursuant to conversion of the 44,360,000 Issuer’s Class B Common Stock and an aggregate of 3,000,000 shares of Class A common stock that ERSH has the right to acquire pursuant to exercise of warrants exercisable within 60 days of June 14, 2007. The reporting person is a member of ERIL, which is the sole member of ERSH and has shared voting and investment power as to the shares held by ERSH.

Note (2): Based on 143,336,708 shares of Class A Common Stock outstanding based on the Issuer’s Definitive Proxy Statement on Schedule 14A filed on April 30, 2007, 44,360,000 shares of Class A common stock that ERSH has a right to acquire pursuant to conversion of 44,360,000 shares of the Issuer’s Class B Common Stock and an aggregate of 3,000,000 shares of Class A common stock that ERSH has the right to acquire pursuant to exercise of warrants exercisable within 60 days of June 14, 2007. The reporting person is a member of ERIL, which is the sole member of ERSH and has shared voting and investment power as to the shares held by ERSH.

Note (3): Securities attributed to reporting person include 20,696,037 shares of Class A common stock held by ERSH, an aggregate of 44,360,000 shares of Class A common stock that ERSH has a right to acquire pursuant to conversion of 44,360,000 shares of the Issuer’s Class B Common Stock and an aggregate of 3,000,000 shares of Class A common stock that the ERSH has the right to acquire pursuant to exercise of warrants exercisable within 60 days of June 14, 2007. ERIL is the sole member of ERSH and has shared voting and investment power as to the shares held by ERSH.

Note (4): Based on 143,336,708 shares of Class A Common Stock outstanding based on the Issuer’s Definitive Proxy Statement on Schedule 14A filed on April 30, 2007, 44,360,000 shares of Class A common stock that the ERSH has a right to acquire pursuant to conversion of 44,360,000 shares of the Issuer’s Class B Common Stock and an aggregate of 3,000,000 shares of Class A common stock that ERSH has the right to acquire pursuant to exercise of warrants exercisable within 60 days of June 14, 2007. ERIL is the sole member of ERSH and has shared voting and investment power as to the shares held by ERSH

Note (5): Securities attributed to reporting person include 20,696,037 shares of Class A common stock held by ERSH, an aggregate of 44,360,000 shares of Class A common stock that the reporting person has a right to acquire pursuant to conversion of 44,360,000 shares of the Issuer’s Class B Common Stock and an aggregate of 3,000,000 shares of Class A common stock that the reporting person has the right to acquire pursuant to exercise of warrants exercisable within 60 days of June 14, 2007.

Note (6): Based on 143,336,708 shares of Class A Common Stock outstanding based on the Issuer’s Definitive Proxy Statement on Schedule 14A filed on April 30, 2007, 44,360,000 shares of Class A common stock that the reporting person has a right to acquire pursuant to conversion of 44,360,000 shares of the Issuer’s Class B Common Stock and an aggregate of 3,000,000 shares of Class A common stock that the reporting person has the right to acquire pursuant to exercise of warrants exercisable within 60 days of June 14, 2007.

Note (7): Securities attributed to the reporting person include an aggregate of 45,000 shares of Class A common stock that the reporting person has the right to acquire pursuant to exercise of options exercisable within 60 days of June 14, 2007.

Note (8): Securities attributed to reporting person include 158,086 shares of Class A common stock held by ERI, 20,696,037 shares of Class A common stock held by ERSH, an aggregate of 44,360,000 shares of Class A common stock that ERSH has a right to acquire pursuant to conversion of the 44,360,000 shares of the Issuer’s Class B Common Stock, and an aggregate of 3,000,000 shares of Class A common stock that ERSH has the right to acquire pursuant to exercise of warrants exercisable within 60 days of June 14, 2007. The reporting person is the sole shareholder of ERI and the sole manager and controlling member of ERIL, which is the sole member of ERSH and has shared voting and investment power as to the shares held by ERSH.

Note (9): Based on 143,336,708 shares of Class A Common Stock outstanding based on the Issuer’s Definitive Proxy Statement on Schedule 14A filed on April 30, 2007, 44,360,000 shares of Class A common stock that ERSH has a right to acquire pursuant to conversion of 44,360,000 shares of the Issuer’s Class B Common Stock, an aggregate of 3,000,000 shares of Class A common stock that ERSH has the right to acquire pursuant to exercise of warrants exercisable within 60 days of June 14, 2007, and 45,000 shares of Class A common stock that the reporting person has the right to acquire pursuant to exercise of options exercisable within 60 days of June 14, 2007. The reporting person is the sole shareholder of ERI and the sole manager and controlling member of ERIL, which is the sole member of ERSH and has shared voting and investment power as to the shares held by ERSH.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Not Applicable
Item 7.	Material to Be Filed as Exhibits
Not Applicable

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 14, 2007
Date
/s/ Brian Marcinek
Signature
Authorized Representative
Name/Title